EXHIBIT 12


                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Earnings include income before income taxes plus fixed charges less capitalized interest. Fixed charges include interest and one-third of rent expense (representing the estimated interest component of operating leases). The dollar amount of the deficiency in earnings to fixed charges was $43.6 million, $89.1 million and $144.7 million for the years ended December 31, 1994, 1995 and 1996, respectively.